Filed pursuant to Rule 424(b)(3)

Registration No. 333-286880

PROSPECTUS SUPPLEMENT NO. 3

(to the Prospectus dated May 9, 2025)

Webull Corporation

Up to 147,445,012 Webull Class A Ordinary Shares,

Up to 6,792,000 Webull Private Warrants,

Up to 20,000,000 Webull Incentive Warrants

Up to 17,271,990 Webull Class A Ordinary Shares underlying Webull Warrants, and

Up to 20,913,089 Webull Class A Ordinary Shares underlying Webull Incentive Warrants

This prospectus supplement (this “Prospectus Supplement No. 3”) is part of the prospectus of Webull Corporation (the “Company”), dated May 9, 2025 (as supplemented to date, the “Prospectus”), which forms a part of the Company’s registration statement on Form F-1 (Registration No. 333-286880) (the “Registration Statement”), related to (1) the offer and sale from time to time by the Selling Securityholders of up to (a) 147,445,012 Webull Class A Ordinary Shares (including up to 20,000,000 Webull Class A Ordinary Shares issuable upon exercise of the Incentive Warrants described in (c) immediately below), (b) 6,792,000 Webull Private Warrants held by Auxo and purchased by Auxo at $1.00 per warrant from SKGR prior to the assumption of such warrants by Webull in connection with the Business Combination, and (c) 20,000,000 Webull Incentive Warrants issued for no consideration in connection with the Business Combination to certain Existing Webull Shareholders; and (2) the issuance and sale by us of up to (a) 17,271,990 Webull Class A Ordinary Shares underlying Webull Warrants exercisable at $11.50 per share (subject to adjustment), including 6,792,000 Webull Private Warrants held by Auxo and which may be exercised on a cashless basis or at $11.50 per share (subject to adjustment), and (b) 20,913,089 Webull Class A Ordinary Shares underlying Webull Incentive Warrants that are initially exercisable at $10.00 per share (subject to adjustment) by certain Existing Webull Shareholders and by holders of SKGR Class A Ordinary Shares that did not redeem such shares in connection with the Business Combination.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

The purpose of this Prospectus Supplement No. 3 is to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on June 9, 2025 and is included immediately following the cover page of this Prospectus Supplement No. 3.

This Prospectus Supplement No. 3 is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and information in this Prospectus Supplement No. 3 from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. You should read the entire Prospectus, this Prospectus Supplement No. 3, any amendments to the Registration Statement, subsequent supplements to the Prospectus or prior supplements to the Prospectus (to the extent information therein is not superseded by more up to date information in subsequent supplements to the Prospectus) carefully before you make your investment decision.

The Webull Class A Ordinary Shares, Webull Warrants and Incentive Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BULL,” “BULLW” and “BULLZ,” respectively. On June 6, 2025, the last reported prices of the Webull Class A Ordinary Shares, Webull Warrants and Incentive Warrants, as reported on the Nasdaq, were $10.96, $3.45 and $1.07, respectively.

Investing in our securities involves risks. See “Risk Factors” beginning on page 7 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented by this Prospectus Supplement No. 3, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is June 9, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42597

Webull Corporation

200 Carillon Parkway
St. Petersburg, Florida 33716

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Effective on June 8, 2025, the board of directors (the “Board”) of Webull Corporation (the “Company”) appointed Walter Bishop to the Board as an independent director of the Company and a member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of the Board. The Board has determined that Mr. Bishop is an independent director under the rules of the Nasdaq Stock Market and satisfies the independence requirements Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Mr. Bishop has decades of expertise in regulatory compliance, independent financial audits, and corporate governance. Since November 2023, he has served as lead independent director and audit committee chairman of Syntec Optics Holdings, Inc. (Nasdaq: OPTX), a custom optics and photonics manufacturer whose board he joined following its merger with OmniLit Acquisition Corp., a special purpose acquisition company on which he was director from April 2023 to November 2023. Mr. Bishop served from April 2019 to December 2024 as a director and audit committee chairman of Highline Management Inc., an alternative asset management company. In 2021, he served as a senior advisor to Thunder Bridge Capital Acquisition II, which merged with Indie Semiconductor (Nasdaq: INDI). From 1997 to 2019, Mr. Bishop held multiple U.S. regional management positions at Deutsche Bank (NYSE: DB), including chief operating officer for Deutsche Bank’s U.S. bank, chairman of the board and audit committee for DB Trust Company Delaware, board member and branch manager for DB Cayman Islands Branch, and head of governance for capital management and stress testing. From 1995 to 1997, he was chief administrative officer for Barclays Bank U.S., he was deputy general manager and chief financial officer for Nordbanken U.S. from 1990 to 1995, and was an audit manager for KPMG Peat Marwick from 1985 to 1990. Mr. Bishop received a Master of Business Administration from St. John’s University and his bachelor’s in public accounting from CUNY Baruch College.

The Company has entered into an independent director agreement and an indemnification agreement with Mr. Bishop in the same form as its standard form of independent director agreement and indemnification agreement with its other independent directors.

Mr. Bishop has no family relationships with any of the executive officers or directors of the Company. Except for the independent director agreement as stated above, there is no other employment agreement between the Company and Mr. Bishop, nor are there any arrangements or plans in which the Company will provide compensation, bonus, pension, retirement, or similar benefits to Mr. Bishop. Mr. Bishop has not engaged in any transaction that would be reportable as a related party transaction.

On June 9, 2025, the Company issued a press release announcing the appointment of Mr. Bishop to the Board. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report and Exhibits 99.1 to this Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise expressly stated in such future filing.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release, dated June 9, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBULL CORPORATION

Date: June 9, 2025	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Chief Executive Officer

Exhibit 99.1

Webull Appoints Walter Bishop to Board of Directors

Mr. Bishop to serve as Independent Director and member of the Audit, Compensation and Nominating and Corporate Governance Committees

ST. PETERSBURG, FL – June 9, 2025 – Webull Corporation (NASDAQ: BULL) (“Webull” or the “Company”), the owner of the Webull online investment platform, today announced the appointment of Walter Bishop as independent director to its Board of Directors, effective June 8, 2025. Mr. Bishop will serve as a member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Mr. Bishop brings extensive experience in the finance industry, having held senior leadership roles at Nordbanken U.S., Barclays and Deutsche Bank. From 1997-2019, Mr. Bishop held several leadership roles at Deutsche Bank (NYSE: DB), including as the U.S. Chief Operating Officer and Chairman of the Board and Audit Committee for DB Trust Company Delaware. Before joining Deutsche Bank, he served as the Chief Administrative Officer for Barclays Bank U.S., Deputy General Manager and Chief Financial Officer for Nordbanken U.S., and as an audit manager for KPMG Peat Marwick. Throughout his career, he has been instrumental in the development, oversight and execution of complex financial strategies. His deep knowledge of financial markets and corporate governance will further strengthen the Board of Directors.

“We are pleased to welcome Wally to Webull’s Board of Directors,” said Anquan Wang, Chairman of the Board of Directors. “Wally’s appointment reflects our ongoing commitment to enhancing the independence and expertise of our board. We are confident that he will bring valuable insight and perspective, and we look forward to working with him as Webull continues to execute on its strategic growth pillars.”

In particular, Mr. Bishop is an industry-leading expert in regulatory compliance, independent financial audits, and corporate governance. He currently serves as the lead independent director and audit committee chairman of Syntec Optics Holdings, Inc. (Nasdaq: OPTX), a custom optics and photonics manufacturer. He joined Syntec in November 2023 following its merger with OmniLit Acquisition Corp., where he had served as a director since April 2023. From April 2019 to December 2024, Mr. Bishop served as a director and audit committee chairman of Highline Management Inc., an alternative asset management company. In 2021, he acted as a senior advisor to Thunder Bridge Capital Acquisition II, which merged with Indie Semiconductor (NASDAQ: INDI).

Mr. Bishop holds a Master of Business Administration from St. John’s University and a bachelor’s in public accounting from Baruch College (CUNY).

This appointment expands the Board of Directors to six members, two of whom are independent. The Company believes this strengthened governance structure will support its mission of delivering long-term value to shareholders.

About Webull

Webull Corporation (NASDAQ: BULL) owns and operates Webull, a leading digital investment platform built on next-generation global infrastructure. Through its global network of licensed brokerages, Webull offers investment services in 14 markets across North America, Asia Pacific, Europe, and Latin America. Webull serves more than 24 million registered users globally, providing retail investors with 24/7 access to global financial markets. Users can put investment strategies to work by trading global stocks, ETFs, options, futures, and fractional shares through Webull's trading platform, which seamlessly integrates market data and information, its user community, and investor education resources. Learn more at www.webullcorp.com. You may also access certain information on Webull and its securities on the website of the SEC at http://www.sec.gov, where Webull will, among others, be filing reports, such as Reports on Form 6-K and its Annual Report on Form 20-F.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release or other statements of the Company are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this press release, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to capitalize on the anticipated benefits of the business combination, to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions, failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses and costs (including costs related to the business combination), of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business; (10) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (11) risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China; (12) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (13) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (14) the ability to meet, or continue to meet, stock exchange listing standards; (15) the possibility of adverse developments in pending or new litigation and regulatory investigations; (16) risks related to the Company’s securities and its status as a foreign private issuer and the fact that the information the Company is required to file with or furnish to the SEC may be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers; (17) the effectiveness of the Registration Statement for resales or exercises of our warrants throughout the 30-day Redemption Period (as defined in the Warrant Agreement) as well as the risks related to the offer and resale of our securities, such as dilution from the issuance of additional Class A Ordinary Shares upon the exercise of warrants, and increased volatility, or significant declines, in the price of our securities based on increased trading activity and the perception that sales of our securities may occur; and (18) other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this press release may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Webull Investor Relations
ir@webullcorp.com

Webull Media Relations
5W Public Relations
Nicholas Koulermos
Webull@5wpr.com
(212) 999-5585